INVESTMENT COMPANY BOND

GREAT AMERICAN INSURANCE COMPANY

(A Stock Insurance Company, Herein Called the Underwriter)

DECLARATIONS Bond No. 234-64-90 - 05

Item 1. Name of Insured (herein called Insured): Millennium Investment & Acquisition Co.

Principal Address: 301 Winding Road

Old Bethpage, NY 11804

Item 2. Bond Period from 12:01 a.m. 01/18/2014 to 12:01 a.m. 07/31/2015 the effective date of the termination or cancellation of this bond, standard time at the Principal Address as to each of said dates.

Item 3. Limit of Liability - Subject to Sections 9, 10 and 12 hereof,

Amount applicable to	Limit of Liability	Deductible
Insuring Agreement (A)-FIDELITY	$400,000	$0
Insuring Agreement (B)-ON PREMISES	$400,000	$5,000
Insuring Agreement (C)-IN TRANSIT	$400,000	$5,000
Insuring Agreement (D)-FORGERY OR ALTERATION	$400,000	$5,000
Insuring Agreement (E)-SECURITIES	$400,000	$5,000
Insuring Agreement (F)-COUNTERFEIT CURRENCY	$400,000	$5,000
Insuring Agreement (G)-STOP PAYMENT	$100,000	$5,000
Insuring Agreement (H)-UNCOLLECTIBLE ITEMS OF DEPOSIT	$100,000	$5,000
Insuring Agreement (I)-AUDIT EXPENSE	$100,000	$5,000
Insuring Agreement (J)-TELEFACSIMILE TRANSMISSIONS	$400,000	$5,000
Insuring Agreement (K)-UNAUTHORIZED SIGNATURES	$100,000	$5,000

Optional Insuring Agreements and Coverages

Insuring Agreement (L)-COMPUTER SYSTEMS	$400,000	$5,000
Insuring Agreement (M)-AUTOMATED PHONE SYSTEMS	Not Covered	N/A

If “Not Covered” is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

Item 4. Offices or Premises Covered-Offices acquired or established subsequent to the effective date of this bond are covered according to the terms of General Agreement A. All the Insured’s offices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows: N/A

Item 5. The liability of the Underwriter is subject to the terms of the following riders attached hereto: Riders

No. 1 & 2

Item 6. The Insured by the acceptance of this bond gives to the Underwriter terminating or cancelling prior bond(s) or policy(ies) No.(s) 234-64-90 - 04 such termination or cancellation to be effective as of the time this bond becomes effective.

SECRETARY’S CERTIFICATE

I, David H. Lesser being duly appointed Secretary of the meeting of the Board of Directors of Millennium Investment & Acquisition Company, Inc., duly certify and attest that, the following resolutions were approved at the meeting of the Board of Directors held on January 5, 2015.

RESOLVED, that a fidelity bond with Great American Insurance Company for the period January 18, 2015 to July 1, 2015, having an aggregate coverage of $400,000 be, and it hereby is, approved, it having been determined to be reasonable in form and amount, after giving due consideration to all factors deemed relevant by this Board, including, among other things, the value of the aggregate assets of the Fund to which any covered person may have access, the arrangements for custody and safekeeping of such asset and the nature of the securities in the portfolio of the Fund; and

FURTHER RESOLVED, that the Secretary of the Fund is authorized to file or cause to be filed the fidelity bond with the Securities and Exchange Commission and give the notices required under Paragraph (1) of Rule 17g-1 under the 1940 Act; and

FURTHER RESOLVED, that the appropriate officers of the Fund are authorized to do any and all acts, in the name of the Fund and on its behalf, as they, or any of them, may determine to be necessary or appropriate in connection with or in furtherance of the foregoing resolutions.

 /s/ David Lesser

David H. Lesser

Secretary